UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

    DAILY JOURNAL CORPORATION
(Name of Issuer)

    Common Stock, par value $0.01 per share
(Title of Class of Securities)

    233912104
(CUSIP Number)

    Munger, Tolles & Olson LLP
Attention: Brett J. Rodda
355 South Grand Avenue, 35th Floor
Los Angeles, California 90071
Telephone: (213) 683-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    May 13, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John P. Guerin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 229,610 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 229,610 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,610 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

EXPLANATORY NOTE.

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2013 (as amended, this “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Daily Journal Corporation, a South Carolina corporation (“Daily Journal”).  Mr. Guerin may be deemed to beneficially own, in the aggregate, 229,610 shares of Common Stock, representing approximately 16.6% of the outstanding Common Stock. (1)  Mr. Guerin exercises sole voting and investment power over these shares of Common Stock, of which 215,744 are held in two trusts for which Mr. Guerin is a trustee and a beneficiary and 13,866 are held by the Guerin Foundation.  Between the initial filing of this Schedule 13D on January 17, 2013 and the filing of this Amendment No. 1, the Guerin Foundation sold 13,210 shares of Common Stock through a series of open market transactions (the “Amendment 1 Transactions”) for the purpose of obtaining cash for use in its charitable activities.  The following Amendment 1 Transactions were conducted within the last 60 days:

On March 25, 2013 the Guerin Foundation sold 707 shares of Common Stock at the price of $104.00 per share.

On April 4, 2013 the Guerin Foundation sold 1200 shares of Common Stock at the price of $115.00 per share.

On April 8, 2013 the Guerin Foundation sold 82 shares of Common Stock at the price of $105.20 per share.

On April 8, 2013 the Guerin Foundation sold 30 shares of Common Stock at the price of $105.00 per share.

On April 10, 2013 the Guerin Foundation sold 350 shares of Common Stock at the price of $105.00 per share.

On April 11, 2013 the Guerin Foundation sold 108 shares of Common Stock at the price of $105.00 per share.

On April 16, 2013 the Guerin Foundation sold 630 shares of Common Stock at the price of $105.00 per share.

On April 22, 2013 the Guerin Foundation sold 1223 shares of Common Stock at the price of $104.50 per share.

On April 22, 2013 the Guerin Foundation sold 77 shares of Common Stock at the price of $104.56 per share.

On April 25, 2013 the Guerin Foundation sold 300 shares of Common Stock at the price of $105.24 per share.

On April 25, 2013 the Guerin Foundation sold 10 shares of Common Stock at the price of $105.75 per share.

On April 26, 2013 the Guerin Foundation sold 36 shares of Common Stock at the price of $105.75 per share.

On May 1, 2013 the Guerin Foundation sold 1 share of Common Stock at the price of $105.75 per share.

On May 3, 2013 the Guerin Foundation sold 37 shares of Common Stock at the price of $105.75 per share.

On May 8, 2013 the Guerin Foundation sold 350 shares of Common Stock at the price of $106.50 per share.

On May 13, 2013 the Guerin Foundation sold 1200 shares of Common Stock at the price of $105.75 per share.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

None of the Amendment 1 Transactions required any funds from Mr. Guerin, the Guerin Foundation or the trusts for which Mr. Guerin serves as the trustee. As previously disclosed on this Schedule 13D, the shares of Common Stock were originally acquired by Mr. Guerin pursuant to a liquidating distribution of New America Fund, Inc. in 1986.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 4.  The Guerin Foundation may make future sales of Common Stock to obtain cash for use in its charitable activities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
Item 5 of this Schedule 13D is hereby amended to add the following information:

(a)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(a).

(b)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(b).

(c)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(c).

(1)
All calculations of percentage ownership in this Schedule 13D are based on 1,380,746 shares of Common Stock outstanding as of January 31, 2013, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012, which was filed by Daily Journal with the Securities and Exchange Commission on February 14, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2013

JOHN P. GUERIN

/S/ John P. Guerin